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[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

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
				       Three Months Ended        Nine Months Ended
                                    September 30,		September 30,
                               1999	      1998		 1999		    1998
              			___________	_________	________	________
Basic EPS
Average shares outstanding   4,298,351	4,224,384	4,298,351	4,225,356
Net Income				$325,538	 $195,146	 $779,312	 $614,844
Net Income per common share       $.08	     $.05	     $.18	     $.15

Dilutive EPS
Average shares outstanding   4,298,351	4,224,384	4,298,351	4,225,356
Effect of dilutive securities	  93,386	  148,761	   77,391 	  169,110
Total average shares
outstanding			     4,391,737	4,373,145	4,375,742	4,394,466
Net earnings		      $325,538	 $195,146	 $779,312	 $614,844
Net income per diluted share      $.07	     $.04	     $.18	     $.14


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